Hudson's Grill International, Inc.

January 25, 2010

Staff comment letter on Form 8-K filed January 21, 2010

Heather Clark
Division of Corporate Finance

Dear Heather Clark,

1.	Form 8-K Item 4.01

We have amended our 8-K and removed the word “terminate” and replaced it with the word dismiss. We have also added the date our relationship ended with our former independent auditors.

The company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Roff